[redacted]

12013245

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Institutional Cash Distributors, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 California Street, Suite 1335

(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor Hazard	**424-206-2401**
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

mr

AP 3/13

OATH OR AFFIRMATION

I, **Victor Hazard**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Institutional Cash Distributors, LLC**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Signature

COO/CFO

Title

State of California

County of ~~San Francisco~~ Los Angeles

Subscribed and sworn to before me this 27TH day of FEB. 2012

Notary Public

GREGORY MOORE
COMM. #1808104
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Comm. Exp. AUG. 1, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (i) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation- Customer Regulated Commodity Futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harb
Levy
Weiland
ACCOUNTANTS
CONSULTANTS LLP

Report of Independent Registered Public Accounting Firm

To the Member
Institutional Cash Distributors, LLC

We have audited the accompanying statement of financial condition of Institutional Cash Distributors, LLC (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Institutional Cash Distributors, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
February 24, 2012

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▫ www.hlwcpa.com

INSTITUTIONAL CASH DISTRIBUTORS, LLC
Statement of Financial Condition
December 31, 2011

Assets	
Cash	$ 481,636
Deposit with clearing broker	250,000
Commissions receivable	1,006,117
Other receivable	8,621
Prepaid expenses	24,500
Restricted cash	39,218
Property and equipment, net	25,231
Intangible assets, net	474,792
Goodwill	700,000
Lease deposits	4,086
Total assets	$ 3,014,201
Liabilities and Member's Equity	
Liabilities	
Commissions payable	$ 366,034
Accounts payable and accrued expenses	161,639
Due to related parties	170,360
Total liabilities	698,033
Member's equity	2,316,168
Total liabilities and member's equity	$ 3,014,201

See Accompanying Notes to Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

Business

Institutional Cash Distributors, LLC (the "Company") is a California limited liability company formed on August 8, 2008. The Company is a wholly-owned subsidiary of ICD Holdings, LLC, a Delaware limited liability company (the "Parent"). As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker-dealer that provides institutional money market funds trading services and analytical resources to large corporate and institutional clients. J.P. Morgan Clearing Corp and Union Bank (collectively, the "Clearing Brokers") are the Company's custodians who provide custody and/or clearing services.

Cash

The Company maintains its cash in a bank deposit account with a commercial bank which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Deposit with Clearing Broker

Under the Company's clearing agreement, a good faith deposit of $250,000 is required to be held with the clearing broker. As of December 31, 2011, the Company had $250,000 on deposit with the clearing broker. Deposit with clearing broker is held in a U.S. financial institution and is within insurance limits provided by SIPC.

Commissions Receivable

Commissions receivable represents the net amount due from the brokers primarily for commissions. The Company monitors the credit standing of these organizations as deemed necessary.

Restricted Cash and Letter of Credit

Restricted cash includes a certificate of deposit used as collateral for a standby letter of credit with a commercial bank. The letter of credit satisfies the deposit requirement under one of the Company's operating leases.

1. Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation of $105,318. Depreciation is computed under the straight-line method using an estimated useful life of three years.

Intangible Assets

Intangible assets are stated at cost. Amortization is calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of three years for unpatented technology, eight years for customer lists and vendor contracts, and fifteen years for trade names, internet domain and website.

Goodwill

In 2009, the Company recorded $700,000 of goodwill upon the purchase of the assets and all of the rights and obligations of its broker-dealer business. Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in the acquisition. Goodwill is reviewed for impairment at least annually. The Company performs its annual impairment review of goodwill at December 31 and when a triggering event occurs between annual impairment tests. The overall Company is viewed as a single reporting unit for this analysis. No goodwill impairment charge was recorded for the year ended December 31, 2011.

Impairment of Long-Lived Assets

Long lived assets, such as property and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset to its carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. No impairment charge was recorded for the year ended December 31, 2011.

1. Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash, restricted cash, a deposit with a Clearing Broker, amounts due from Clearing Brokers, accounts payable, commissions payable, amounts due to related parties and accrued expenses, approximate their fair values.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk

Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk. The Company was not a party to any off-balance sheet arrangements during 2011. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

Off-Balance Sheet Arrangements

The Company was not a party to any off-balance sheet arrangements during the year ended December 31, 2011.

Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on these cash accounts.

2. Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk (continued)

Credit Risk (continued)

The deposit held by the Clearing Broker is insured by the SIPC. Management does not believe the Company is exposed to undue risk of loss thereon.

The Company functions as an introducing broker that opens accounts at the direction of customers, with Clearing Brokers or directly with money funds. Through indemnification provisions in agreements with Clearing Brokers and funds, customer activities may expose the Company to off-balance sheet credit risk.

Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to adhere to various regulations and clearing organization policies.

3. Intangible Assets

Intangible assets consisted of the following:

	December 31, 2011
Trademarks and trade names	$ 10,000
Website and internet domain	10,000
Customer lists	500,000
Vendor contracts	200,000
Unpatented technology	500,000
	1,220,000
Less: accumulated amortization	(745,208)
	$ 474,792

4. Net Capital Requirements and Exemptions from SEC Rule 15c3-3

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2011, the Company had regulatory net capital, as defined, of $1,039,720, which exceeded the amount required by $993,184. The Company's aggregate indebtedness to net capital ratio was 0.67 to 1.

5. Related Party Transactions

Effective October 1, 2011, the Company entered into a technology service and licensing agreement with an affiliate owned by the Parent to provide information technology support and license a second generation technology platform to be used by the Company's customers.

6. Commitments and Contingencies

On February 14, 2011, the Company entered into a non-cancelable operating lease agreement for its Cohasset, Massachusetts regional office which expires February 28, 2014. During 2011, the Company negotiated a five year extension of the non-cancelable operating lease for its San Francisco headquarters office which expires June 30, 2017. The Company also maintains a regional office in Los Angeles County, California with a non-cancelable operating lease which expires November 14, 2012.

The following is a table summarizing significant commitments as of December 31, 2011, consisting of future minimum lease payments under all non-cancelable operating leases with initial or remaining terms in excess of one year.

Year Ending December 31		
2012	$	189,446
2013		184,557
2014		167,079
Thereafter		414,837
Total	$	955,919

7. Retirement Savings Plan

Effective October 1, 2011, the Company began participation in a 401(k) retirement savings plan (the "Plan") sponsored by the Parent under which employees of the Company may defer a certain percentage of their salary. For 2011, the Company elected to contribute a "Safe Harbor" match of all eligible employee compensation as defined by the Plan. The liability recorded for this benefit expense in 2011 was $35,927 and was funded on January 18, 2012. Under the Plan, the Company can also elect to provide an additional match of employees' contributions at its discretion.

8. Subsequent Events

Management evaluated subsequent events through February 24, 2012, the date these financial statements were available to be issued. With the exception of those matters described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2012 through February 24, 2012, capital distributions to the Parent totaled $175,000.